Kenmar Global Trust - July 2004

Kenmar Global Trust (KGT) ended the month of July down -2.91% with losses in stock indices, global interest rates and currencies. The Net Asset Value per unit of KGT was $98.19 as of July 31, 2004.

Allocation of Assets to Advisors

                  JULY 1 2004     AUGUST 1 2004
                  -----------     -------------
Graham                30%              30%
Grinham               35%              34%
Transtrend            35%              36%

During July, all of the major US indices lost ground; the S&P 500 posted a loss of -3.4%, the Dow Jones posted a loss of -2.8% and the Nasdaq lost -7.8%, its worst monthly return since December 2002. Global equity investors were cautious during the month amid questions of the strength of the US economic rebound, continued fears of a terrorist attack on US soil, rising oil prices and the upcoming US presidential election. Also during the month, the benchmark US Government 10-Year Note yield slid -2.3%, ending July at 4.48%. In Japan, the Nikkei Index lost -4.5%, with the losses being led by small cap technology stocks, as measured by Japan's tech-heavy JASDAQ Index, which fell -10.0% during July. The three major European stock indices also netted losses for the month. Germany's DAX Index ended the month -3.9% while the UK's FTSE 100 Index was down -1.1%. France's CAC Index posted a loss of -2.3%. Global bond prices moved higher during the month.

In the currency markets, July continued to be difficult as markets struggled to price a variety of concerns such as the previous month-end Fed tightening, persistently high-energy prices, terrorism and the upcoming US presidential election. Since the markets had been anticipating an interest hike for some time, it was little surprise that the US dollar failed to make an upward move in response to the higher interest rate. However, later in July, Federal Reserve Chairman Greenspan painted a rosy prospect for the economy and the greenback went into a sustained rally. The Swiss franc and Japanese yen moved higher.

In the commodities, crude oil hit record highs on growing concerns about global oil production not being able to keep up with strong demand, rising at its fastest in more than decade. Gold prices rose to more than $400 a troy ounce, only to fall back below that price at month-end. Cocoa prices surged and alternatively, corn prices fell on improving crop conditions.

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                               KENMAR GLOBAL TRUST
                           UNAUDITED ACCOUNT STATEMENT
                       FOR THE MONTH ENDING JULY 31, 2004


                            STATEMENT OF INCOME(LOSS)

TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                                       ($774,104.94)
Change in Unrealized Gain/(Loss)                                    $299,679.49
Gain/(Loss) on Other Investments                                     $15,131.35
Brokerage Commission                                                ($87,222.02)
                                                              -----------------
Total Trading Income                                               ($546,516.12)

EXPENSES
Audit Fees                                                            $3,333.33
Administrative and Legal Fees                                         $8,038.42
Management Fees                                                     $106,818.30
Offering Fees                                                        $38,000.00
Incentive Fees                                                            $0.00
Other Expenses                                                            $0.00
                                                              -----------------
Total Expenses                                                      $156,190.05

INTEREST INCOME                                                      $25,128.15

NET INCOME(LOSS) FROM THE PERIOD                                   ($677,578.02)
                                                              =================


                  STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)

Beginning of Month                                               $23,284,836.47
Addition                                                             $95,840.00
Withdrawal                                                         ($529,822.27)
Net Income/(Loss)                                                  ($677,578.02)
                                                              -----------------
Month End                                                        $22,173,276.19

Month End NAV Per Unit                                                   $98.19

Monthly Rate of Return                                                   -2.91%
Year to Date Rate of Return                                             -11.56%


        To the best of our knowledge and belief, the information above is accurate and complete:


/s/ Kenneth A. Shewer                                 /s/ Marc S. Goodman

Kenneth A. Shewer, Chairman                           Marc S. Goodman, President


             Preferred Investment Solutions Corp., Managing Owner of
                              Kenmar Global Trust